SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
30 April 2025

This announcement contains inside information.

PRUDENTIAL PLC Q1 BUSINESS PERFORMANCE UPDATE

Continued operational and financial progress - first quarter new business profit up 12 per cent

Performance highlights on a constant exchange rate basis for the three months ended 31 March 2025:

● Q1 new business profit on a Traditional Embedded Value (TEV) basis was up 12 per cent compared with the prior year to $608 million.

● First quarter APE sales were up 4 per cent to $1,677 million.

● New business margin increased 2 percentage points.

Commenting on the results CEO, Anil Wadhwani said:

"Our on-going focus on quality growth in new business profit continues to produce attractive returns and capital generation. Our strong 2025 first quarter new business performance reflects the benefits of our on-going efforts to build and modernise our capabilities to better serve our customers.

"New business profit grew by 12 per cent in the first quarter of 2025, consistent with our guidance that we expect FY25 new business profit to grow by more than 10 per cent. New business profit growth in the first quarter was broad-based across our markets, driven by higher volumes and a 2 percentage point margin improvement.

"Across the business we continue to advance our operational efficiency by investing in technology and refining our operating model. We have welcomed strong new talent to the business with the appointment of John Cai to lead Agency across our markets and serve as Regional CEO for Malaysia, Indonesia and Vietnam. We continued to deliver shareholder value in 2025 having completed an additional $442 million (49 million shares) of repurchases under our $2 billion share buyback programme between 1 January and 23 April 2025. We continue to evaluate a potential listing of our India asset management business, as discussed in our 2024 Annual Report, with the intention that net proceeds would be returned to shareholders.

"The current tariff uncertainty does not directly impact our business but has resulted in global economic and market volatility, with the impacts of the latter illustrated by our published sensitivities. We remain confident that, despite the wider macroeconomic uncertainty, our robust solvency position and multi-channel, multi-market franchise situates us well for long-term success in this highly profitable and attractive growth business."

APE new business sales (APE sales) and TEV new business profit (NBP)
			Constant exchange rate				Actual exchange rate
	3 months ended 31.03.2025		3 months ended 31.03.2024		Change		3 months ended 31.03.2024		Change
	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP
	$m	$m	$m	$m			$m	$m
Total	1,677	608	1,609	543	4%	12%	1,625	545	3%	12%
Total new business margin (%)		36%		34%				34%

Market highlights for the three months ended 31 March 2025
(New business profit, which has been prepared solely on a Traditional Embedded Value basis, and APE sales are both on a constant currency basis. See "Definitions of Performance Metrics" below for more details.)

In Hong Kong we delivered double-digit growth in new business profit for the first three months of 2025. Growth in both the domestic and our Mainland Chinese Visitor markets was driven by higher volumes and margin expansion as we continued to benefit from 2024 repricing actions. We continue to innovate for our customers, with growth supported by the launch in the first quarter of a new multi-currency savings product, with trust-like features, which provides families with financial flexibility to support their children's future.

In Mainland China, our joint venture CITIC Prudential Life delivered double digit new business profit growth compared with the same period in the prior year, in the seasonally strong first quarter. This performance was supported by our actions to rebalance the product portfolio to drive profitability, sustainability and manage risk. We expect the recently announced regulator-led agency reform will support high-quality agency development across the industry and have a positive impact on market dynamics. They are aligned with our focus on driving quality agency growth and, similar to the changes in the bancassurance channel, we believe the business will successfully adapt to them.

In Indonesia we maintained our momentum following our on-going operational transformation, delivering strong double-digit new business profit growth in the first quarter of 2025. This was supported by the launch of new medical products through the agency channel beginning in the second quarter of 2024, leading to an increase in the proportion of APE sales being health and protection.

Our business in Malaysia saw new business profit decline on the back of a strong prior period comparator. New business profit levels continued to reflect the ongoing changes made in our health pricing and also that the bancassurance channel continues to be a significant contributor to new business.

Our Singapore business delivered double-digit growth in new business profit in the first three months of 2025, with growth in both agency and bancassurance channels.

Our "Growth markets and other" segment saw double digit new business profit growth in the first quarter driven by sustained strong double digit growth in Taiwan and double-digit growth in the Philippines. This growth was partially offset by a decline in Vietnam following our focus on quality and where challenging consumer confidence continues to hold back recovery in that market in the near term. India remains a key strategic market, especially for insurance and health business, and we are going through the regulatory approval process for our proposed Indian standalone health insurance joint venture.

Eastspring funds under management or advice (FUM) at the end of the first quarter were $256.2 billion (31 December 2024: $258.0 billion). FUM development was supported by net inflows from the Group's insurance business of $2.1 billion and third-party inflows (excluding money market funds and funds managed on behalf of M&G) of $0.5 billion, with strong inflows into retail funds partially offset by institutional outflows. Overall, after allowing for other movements, FUM development was broadly neutral for the quarter.

Update on Litigation in Malaysia

Prudential continues its ongoing dispute with Detik Ria, the 49 per cent shareholder in SHS, the holding company of PAMB, including a new claim notified to Prudential by Detik Ria regarding dividends for the equivalent of approximately US$ 813 million* plus interest at a rate of 5 per cent from the date of payment of each dividend or other payment to which it claims to be entitled.  The claim is yet to be served on all of the defendants. Prudential does not admit liability for any of the claims made by Detik Ria and will vigorously pursue its defence including any available claims and counterclaims and manage the dispute in the best interests of Prudential and its shareholders.

*based on the exchange rate per Bloomberg on 29 April midday (Hong Kong time).

Notes
Comparisons are to the first three months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated. All results are presented in US dollars.
See "Definitions of Performance Metrics" below for explanation of performance measures used in this announcement.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Metrics presented

This business performance update provides information on the trading and sales development of the Group in the first three months of 2025. This update focusses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group's management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with our Traditional Embedded Value (TEV) methodology and reflects the value of future profit streams which are not fully captured in shareholders' equity in the year of sale under IFRS. Under this methodology, new business profit is determined using long-term economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported on. More details on the Group's TEV methodology is contained in the Additional unaudited information section of the Group's 2024 Annual Report.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Further information about these metrics including a reconciliation of TEV shareholders' equity at 31 December 2024 to the most directly comparable IFRS measure can be found in the Group's 2024 Annual Report.

Definitions of Performance Metrics

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

New business profit
Presented on a post-tax basis, on business sold in the period calculated in accordance with our TEV methodology.

Traditional Embedded Value (TEV)
Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and is a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions. Our TEV methodology is set out in the Prudential plc 2024 Annual Report (see the Additional unaudited information section).

Forward-Looking Statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing the words 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:
●
current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the emergence, continuation and consequences of adverse geopolitical conditions, such as political instability, unrest, war, the ongoing conflicts between Russia and Ukraine and in the Middle East, and increasing global or diplomatic tensions related to China and/or the US, as well as resulting economic sanctions and export controls), which may also impact policyholder behaviour and reduce product affordability;
●
asset valuation impacts from sustainability related considerations;
●
derivative instruments not effectively mitigating any exposures;
●
global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
●
the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
●
the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
●
the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
●
legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
●
the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting national approaches in this regard;
●
the impact of competition and fast-paced technological change;
●
the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
●
the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
●
the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
●
the availability and effectiveness of reinsurance for Prudential's businesses;
●
the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
●
disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners), including the risk of cyber-attacks and challenges in integrating AI tools, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
●
the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
●
the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
●
the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2024 Annual Report, available on Prudential's website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2024 Annual Report.

Cautionary statements

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer